

July 9, 2015

Lynn J. Good
Chief Executive Officer
Duke Energy Corporation
550 South Tryon Street
Charlotte, NC 28202

> **Re:** **Duke Energy Corporation**
> **Duke Energy Carolinas, LLC**
> **Progress Energy, Inc.**
> **Duke Energy Progress, Inc.**
> **Duke Energy Florida, Inc.**
> **Duke Energy Ohio, Inc.**
> **Duke Energy Indiana, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **File Nos. 001-32853, 001-04928, 001-15929, 001-03382, 001-03274,**
> **001-01232 & 001-03543**

Dear Ms. Good:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief